Exhibit 99.1*

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS
PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule I

					Balance,
					End of period
	Balance, Beginning			Amount	Receivable
Name of Debtor	of Period	Additions	Collected/Paid	Written off	(Payable)
2004
J. Kalpakian	$(13,631)	—	3,375	—	$(10,256)
B. Kalpakian	5,650	—	(3,919)	—	1,731
Bronx Ventures Inc.	140,832	230,515	—	—	371,347
Webscape/David Neale **	(54)	—	54	—	—

2003
J. Kalpakian	$(48,929)	$35,298	$—	$—	$(13,631)
B. Kalpakian	(26,369)	32,019	—	—	5,650
Bronx Ventures Inc.	(26,821)	167,653	—	—	140,832
Webscape/David Neale **	(54)	—	—	—	(54)

2002
J. Kalpakian	$(1,454)	$(47,475)	$—	$—	$(48,929)
B. Kalpakian	(7,076)	(19,293)	—	—	(26,369)
Bronx Ventures Inc.	—	(26,821)	—	—	(26,821)
Webscape/David Neale **	(5,057)	—	3,000	2,003	(54)

**	David Neale, a Director of Webscape, resigned as a Director of LVFH during June 2002, and is no longer a related party to the Company.